SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 25, 2005.

1. DATE, TIME AND PLACE: April 25, 2005, at 06:00 P.m., on Av. Roque Petroni Júnior, nº 1464, 6º andar, lado B, upon call notice, as provided for in the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned members of the Board of Directors, representing a quorum as stipulated in the Bylaws.

4.  AGENDA AND RESOLUTIONS:

4.1. Approval of the 2 nd issue of simple debentures of the Company, for public distribution, within the scope of the Company's first securities distribution program, which will be carried out in accordance with the following details and conditions (the "Issue" or the "Offer" and the "Debentures"):

(i)  Number of Series: The Issue shall be effected in two (2) series;

(ii)  Issue Date: For all legal effects, the issue date of the Debentures will be May 01, 2005 (the "Issue Date");

(iii)  Unit Face Value: The Debentures shall have a unit face value, on the Issue Date, of ten thousand reais (R$10,000.00) (the "Unit Face Value");

(iv)  Amount of Debentures and allocation between the respective series : An aggregate amount of one hundred thousand (100,000) Debentures will be issued within the scope of the Issue, a portion of which will be allocated to the 1 st Series of the Issue ("1 st Series Debentures") and another portion will be allocated to the 2 nd Series of the Issue ("2 nd Series Debentures") (the 1 st Series Debentures together with the 2 nd Series Debentures shall hereinafter be simply referred to as "Debentures"). The allocation of the Debentures to the 1 st and 2 nd Series shall be defined in a bookbuilding procedure to be conducted by the financial institutions responsible for coordinating and placing the Offer ("Bookbuilding Procedure") and ratified by the Board of Directors of the Company, at a meeting specially called for such purpose. There will be no minimum or maximum quantity of Debentures to be allocated to any of the series of the Issue. If, as a result of the Bookbuilding Procedure, all the Debentures are allocated to one sole series of the Issue, then the other series will be cancelled.

(v) Total Value of the Issue: The total value of the Issue, on the Issue Date, will be one billion reais (R$1,000,000,000.00), which amount may be increased as provided for in "Distribution Plan" hereinbelow;

(vi)  Tenor and Maturity Date: The Debentures will be issued for a tenor of ten (10) years, counted from the Issue Date, with maturity date, therefore, on May 01, 2015 (the "Maturity Date").

(vii)  Form: The Debentures shall be issued in book-entry form;

(viii)  Type: The Debentures shall be of unsecured type, being guaranteed by Telesp Celular S.A. ("Guarantor");

(ix) Convertibility: The Debentures shall not be convertible into shares issued by the Company.

(x)  Yield: The Debentures yield shall be equal to an accrued percentage of the daily interest rates of one-day Interfinancial Deposits – DI, extra-group over, expressed as an annual percentage, based on two hundred and fifty-two (252) business days, which rates are calculated and disclosed by the Securities Custody and Settlement Agency – CETIP, said percentage to be defined in the Bookbuilding Procedure (the "Yield"). The Yield rate for the 1 st Series Debentures to be defined in the Bookbuilding Procedure shall not exceed one hundred and three point thirty per cent (103.30%) and the Yield rate for the 2 nd Series Debentures to be defined in the Bookbuilding Procedure shall not exceed one hundred and four point twenty per cent (104.20%);

(xi)  Yield Payment Dates : The Debenture Yield shall be payable semiannually, in May and November of every year, the first payment being due on November 01, 2005 and the last payment on the Maturity Date (each date of Debenture Yield payment, a "Yield Payment Date");

(xii)  Subscription Price and Payment Form: The Debentures shall be subscribed at their Unit Face Value added by the Yield, calculated on a pro rata temporis basis from the Issue Date until the date of the actual subscription and payment. The Debentures shall be paid-up cash, in domestic currency, upon subscription.

(xiii)  Scheduled Renegotiation: The Debentures shall be renegotiated in accordance with the below described schedule and procedures: (a) The first renegotiation of the 1 st Series Debentures shall occur within four (4) years from the Issue Date, that is, on May 01, 2009 (the "1 st Series Debentures Renegotiation Date"). The first renegotiation of the 2 nd Series Debentures shall occur within five (5) years from the Issue Date, that is, on May 01, 2010 (the "2 nd Series Debentures Renegotiation Date") (the 1 st Series Debentures Renegotiation Date and the 2 nd Series Debentures Renegotiation Date being collectively referred to as the "Renegotiation Date"); (b) The Company shall notify the Debentureholders, at least twenty (20) business days in advance to the Renegotiation Date, about the conditions resolved at a meeting of the Board of Directors to be applied to the Debentures yield term subsequent to the Renegotiation Date (the "New Yield Term"), including: period of the New Yield Term; yield rate to be effective during the New Yield Term for the Debentures; and yield payment periodicity during the New Yield Term; (c) Debentureholders dissenting from the renegotiation terms approved at a meeting of the Board of Directors shall be required to state so with the CETIP or, in case of Debentures not in custody with the referred CETIP system, by letter addressed to the Company, it being certain that no communications shall be considered unless received by the CETIP or by the Company, as the case may be, until the fifteenth (15 th ) business day before the Renegotiation Date; (d) The Company shall be undertaken to acquire the Debentures from the Debentureholders having dissented from the renegotiation conditions approved at a meeting of the Board of Directors, for the Unit Face Value added by the Yield due until the actual acquisition date. The acquisition referred to herein shall not be added by any premium whatsoever; (e) In the event of disagreement by Debentureholders representing at least two hundred million reais (R$200,000,000.00) in relation to the above referred renegotiation, the Company will be entitled to early redemption of all the outstanding Debentures, within up to thirty (30) calendar days counted from the Renegotiation Date, upon resolution by the Board of Directors and publication of a "Notice to Debentureholders", at least fifteen (15) days in advance to the early redemption date, for the Unit Face Value of the Debenture, as of the Issue Date, added by Yield accrued up to the payment date of the Debentures. No amount referring to premium or bonus shall be payable by the Company on the redemption balance, under the above described terms;

(xiv)  Early Redemption : The Company may proceed to an early redemption of the outstanding Debentures, at any time, upon resolution by the Board of Directors and publication of a "Notice to Debentureholders", at least fifteen (15) days before the early redemption date, informing the redemption date and procedure. The early redemption may be either total or partial, at the Unit Face Value of each Debenture, on the Issue Date, added by (i) Yield owed up to the payment date of the Debentures to be redeemed and (ii) percentile premium ascertained in accordance with the following formula, calculated on the Unit Face Value of the Debentures ("Premium"):

Premium (%) = P (DD / TDC), where:

P = 0.7% for the 1 st Series Debentures and 0.9% for the 2 nd Series Debentures

DD = is the number of calendar days elapsed until and including the Renegotiation Date, counted from and including the stipulated date of the above referred redemption,

TDC = one thousand, four hundred and sixty (1,460) for the 1 st Series Debentures and one thousand eight hundred and twenty-five (1,825) for the 2 nd Series Debentures, for the Yield Period, which is the total number of days elapsed from and including the Issue Date until and including the Renegotiation Date.

In case of a resolution for partial early redemption, lots shall be drawn for such purpose in the presence of the trustee of the Issue, under the terms of the Brazilian Corporations Act.

(xv)  Elective Acquisition : The Company may, at any time, acquire the outstanding Debentures for a price not to exceed the Unit Face Value of the Debentures, added by the Yield, calculated on a pro rata temporis basis from the Issue Date or the last Yield Payment Date, as the case may be, until the actual acquisition date. The Debentures subject to elective acquisition by the Company may be either cancelled, kept as treasury debentures or placed for trading in the secondary market;

(xvi)  Distribution Plan : The Debentures shall be publicly placed in accordance with the following distribution plan ("Distribution Plan"): (a) The target public of the Issue will be investment funds and other investors deemed to be qualified under the terms of CVM Instruction no. 409, of August 18, 2004; (b) No advanced reservations shall be permitted, nor maximum or minimum lots shall be determined; (c) The acquisition of Debentures of one series of the Issue shall not be bound to the acquisition of Debentures of the other series of the Issue (that is, the investors may tender bids for Debentures of one sole series or for the two series, at their sole discretion, without any restrictions whatsoever); and (d) The financial institutions responsible for coordinating and placing the Offer shall arrange for the Debentures to be placed with the interested investors, and for such purpose may take into consideration their relations with customers and other considerations of a commercial or strategic nature, including a collection of intents of investment, under the terms of CVM Instruction no. 400/03, through a Bookbuilding Procedure. In accordance with the market conditions and the demand, by the investors, for the acquisition of the Debentures, at the time of the placement of the Debentures, the Issue (i) may be increased by a supplementary lot, at the discretion of the lead arranger of the Issue, equal to up to fifteen per cent (15%) of the total value of the Issue, on the Issue Date ("Supplementary Lot") and (ii) may be increased, at the Company's sole discretion, by an amount corresponding to no more than twenty per cent (20%) of the total value of the Issue, on the Issue Date ("Additional Amount"). Any Debentures that are part of the Supplementary Lot and/or Additional Amount shall be placed with due regard to the procedures applicable to the other Debentures included in the Issue, except as far as the placement system is concerned, having in regard that such Debentures that are part of the Supplementary Lot and/or Additional Amount shall be placed on a best effort basis;

(xvii)  Minimum Placement for Conclusion of the Offer : Under the terms of article 30 of CVM Instruction no. 400/03, the Offer may not be concluded unless after the total distribution of the Debentures. The Debentures that are part of the Supplementary Lot and/or Additional Amount shall not be considered for purposes of ascertaining the total placement of the Offer, as mentioned above. That is, in case there is a demand for a Supplementary Lot and/or Additional Amount and, by the end of the period for placement of the Debentures there is an excess of Debentures relating to the Supplementary Lot and/or Additional Amount not subscribed and/or paid-up, the Offer shall be deemed to have been concluded, not being subject to the provisions hereinbelow stipulated. In the event the Offer is not concluded, for any reason, those investors having already subscribed and paid-up Debentures shall receive the amounts already used for payment of the Debentures within the term to be indicated in the announcement made in the beginning of the Offer, after deduction of charges and taxes due, without any yield whatsoever. In the event of refund of any amounts to the investors, as provided for above, the investors shall provide a receipt for release of the amounts refunded, as well as return the Debenture warrants the amount of which has been refunded;

(xviii)  Registration for Distribution of the Offer: The Debentures shall be registered for distribution on the primary market with the Securities Distribution System – SDT, administered by the National Administration of the Financial Market Institutions ("ANDIMA") and operated by the CETIP;

(xix)  Registration for Trading of the Debentures: The Debentures shall be registered for trading on the secondary market with the National Debentures System – SND, administered by the ANDIMA and operated by the CETIP ;

(xx) Payment Place: The payments to be made on the Debentures shall be effected in conformity with the procedures adopted by the CETIP or, in case of Debentures not in custody with the above referred system, the payments shall be made to the financial institution retained by the Company as mandate bank of the Issue;

(xxi)  Early Maturity : The following shall be deemed as early maturity events for the Debentures: a) winding-up or adjudication of bankruptcy or similar procedure relating to the Company; b) filing for preventive debt rehabilitation proceedings by the Company; c) presentation, by the Company, of a proposed extrajudicial recovery plan to another creditor or class of creditors, without including the Debentureholders, and provided that such extrajudicial recovery plan is homologated in court; d) in the event the Company shall file a request in court for judicial recovery, regardless of granting of the judicial recovery or of its approval by the competent court; e) non-payment by the Company of any amounts due to Debentureholders, on the respective maturity dates, under the terms of the indenture, not remedied within up to five (5) business days; f) lawful and repeated protest of notes against the Company, the aggregate unpaid amount of which does not exceed the equivalent in reais to thirty million North-American Dollars (US$ 30 million), to be converted based on the selling exchange rate PTAX 800, option 5, disclosed by the Brazilian Central Bank on the day immediately preceding the date of occurrence of the event provided for in this letter (f), provided that it is validly evidenced by the Company, or if the protest is cancelled or guarantees are posted by the Company in court, in any event, within not more than thirty (30) days from its occurrence; g) early maturity of any loan and/or financing of the Company arising out of default in an obligation to pay any amount equal or higher than the equivalent in reais to thirty million North-American Dollars (US$ 30 million), to be converted based on the selling exchange rate PTAX 800, option 5, disclosed by the Brazilian Central Bank on the day immediately preceding the date of occurrence of the event referred to in this letter (g), provided that the respective creditor is in any manner demanding the performance of such obligation by the Company and that the default has not been remedied within up to 30 days counted from its occurrence; h) exclusion, either directly or indirectly, both of Telefonica S.A., as well as of Portugal Telecom S.G.P.S. S.A. from the control of the Company, save if the new controlling shareholder is a company with equal or higher rating than BBB-, as pursuant to the rating established by Standard & Poors or Fitch Atlantic Ratings, or Baa3, pursuant to the rating established by Moodys; i) split-off, amalgamation or merger of the Company into another company, save if, under the terms of article 231 of the Corporations Act, (a) such corporate change is approved by Debentureholders representing the majority of the outstanding Debentures, or (b) if the right to redemption is assured to the Debentureholders dissenting from said split-off, amalgamation or merger; j) Guarantor's final and non-appeallable loss of the authorization to provide mobile telephone services in its respective coverage area, final and non-appeallable loss being understood as the loss of an authorization which is not the subject matter of an appeal or action on the Guarantor's part; k) non-performance, by the Company, of any material obligation arising out of the indenture not remedied within thirty (30) days counted from the receipt of a written notice sent by the Trustee;

(xxii)  Financial Institution acting as Trustee for the Book-Entry Debentures and Mandate Bank: the financial institution acting as trustee for the Debentures and the mandate bank shall be Banco Bradesco S.A.; e

4.2 . Authorization for the Executive Committee of the Company, with due regard to the legal provisions and to the Company's Bylaws, to perform any and all acts related to the registration of the Offer, being entitled to accept tender offers and enter into agreement with one or more financial institutions authorized to operate on the capital market with the purpose of coordinating the Offer structuring and registration process, as well as to retain the services of mandate bank, indenture agent, trustee, rating agency, lawyers, independent auditors and others, as the case may be, necessary for the execution of the Offer.

5 . CLOSING OF THE MEETING : There being nothing further to be discussed, the meeting was adjourned, of which these minutes have been drawn-up, read, approved and signed by the attending Directors and by the Secretary, being transcribed in the proper book .

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Shakhaf Wine. Pedro Manuel Brandão Rodrigues; Carlos Manuel de L. e V. Cruz; Zeinal Abedin Mohamed Bava – Directors represented by Mr. Shakhaf Wine, and Ernesto Lopez Mozo; Ignácio Aller Mallo and Luis Miguel Gilpérez López – Directors represented by Mr. Felix Pablo Ivorra Cano, and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register Book of Minutes of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.